NATIONAL Holdings Corporation

410 PARK AVENUE 14TH FLOOR

NEW YORK NY 10022

June 26, 2015

Via Edgar and Federal Express

Ms. Susan Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

RE:	National Holdings Corporation
Form 10-K
Response Dated April 20, 2015
File No. 001-12629

Dear Ms. Hayes:

As Executive Chairman and Chief Executive Officer of National Holdings Corporation, a Delaware corporation, I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in its comment letter, dated June 16, 2015. When used in this letter, the “Company,” “National,” “we,” “us,” and “our” refer to National Holdings Corporation.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reproduced in italics, numbered to correspond with the paragraph numbers assigned in the June 16, 2015 comment letter, and is followed by the corresponding response of the Company. In order to explain to the Staff how the Company intends to comply in the Form 10-K/A for the year ended September 30, 2014 (“Form 10-K/A”) to be filed after further discussion with the Staff, certain portions of the Company’s responses below are provided in disclosure type format. The bolded portions of these responses represent proposed additions or modifications to the current disclosures in the Company’s Form 10-K for the year ended September 30, 2014 and proposed deletions are in strikethrough.

Investment Advisory Services, page 7

1.	We note your response to comment one. However, in some instances, your proposed changes identify programs by brand name without explaining the programs. For example:

●	Does the Portfolio Advisor Plus Program provide the same services as The Portfolio Advisor Program or are there additional services included?

●	What is the Envestnet Platform?

●	What is a unified account and what is Foliofn Investments?

RESPONSE: In response to the Staff’s comment, the Form 10-K/A will provide the disclosure substantially as set forth below:

~~NAM, through its Investment Advisor Representatives (“IAR’s”), offers advisory services as described in its Form ADV Part 2A brochure to clients in various programs. Additional programs offered through NAM are described in its wrap fee program brochure (a wrap program is an advisory program in which advisory fees and execution fees are bundled, and NAM receives a portion of the wrap fee). Wrap fee and other programs are managed in the same manner. Under such customized engagements, clients authorize NAM to purchase and sell securities on a discretionary or non-discretionary basis (depending on the Program) pursuant to investment objectives chosen by the client. The client’s IAR obtains the necessary financial data from the client, and assists in determining the appropriate program. The IAR provides ongoing investment advice and management that is tailored to the individual needs of the client through a review of the profile and objectives of the client. Depending on the program selected and the client’s profile and objectives, the types of securities that may be purchased or sold include mutual funds, ETFs (including inverse and leveraged ETFs), equities, options, fixed income securities, structured notes, interests in partnerships such as real estate, oil and gas, as well as management of variable annuity subaccounts. Clients generally may impose reasonable restrictions on investing in certain securities or groups of securities. If the client’s instructions are unreasonable or NAM believes the instructions are inappropriate for the client, we will notify the client that, unless the instructions are modified, we may terminate the client’s advisory agreement. NAM cannot accept instructions that prohibit or restrict the investment advisor of an open-end or closed-end mutual fund or exchange-traded fund, with respect to the purchase or sale of specific securities or types of securities within the mutual fund. Execution services are provided by an affiliated or unaffiliated broker-dealer.~~

~~NAM provides investment advisory services to private funds. The detailed terms, strategies, and risks applicable to investors in the private funds are described in the private fund’s organizational documents and offering memorandum. NAM does not recommend fund interests for client advisory accounts.~~

“National Asset Management, Inc. (“NAM”), a wholly owned subsidiary of the Company and an SEC-registered investment advisor, offers advisory services described below to clients in various programs.  Under such customized engagements, clients authorize NAM to purchase and sell securities on a discretionary or non-discretionary basis (depending on the program) pursuant to investment objectives chosen by the client.  The client’s Investment Advisory Representative (“IAR”) obtains the essential facts from the client, and assists in determining the appropriate program.   The IAR provides ongoing investment advice and management that is tailored to the individual needs of the client through a review of the investment profile and objectives of the client.  Depending on the program selected and the client’s profile and objectives, the types of securities that may be purchased or sold include mutual funds, ETFs, equities, options, fixed income securities, structured notes, interests in partnerships such as real estate, oil and gas, as well as management of variable annuity sub-accounts.  Clients generally may impose reasonable restrictions on investing in certain securities or groups of securities.

NAM receives compensation from clients through assets under management fees, administrative fees, and in some instances, hourly fees, fixed fees, performance-based fees or carried interest.   IARs receive a portion of the fees in accordance with their contract with NAM. A NAM IAR may also be a registered representative with National Securities Corporation (“NSC”), a subsidiary of the Company and an affiliate of NAM, and therefore can establish and service brokerage accounts for NAM clients.

Programs currently offered by NAM include: (1) The Portfolio Advisor Program, pursuant to which the client’s IAR manages individual client accounts through various investments on a discretionary basis; (2) The Portfolio Advisor Plus Program, in which the client’s IAR manages individual client accounts through various investments on a discretionary basis, with an alternative pricing structure whereby qualified clients may pay a performance-based fee in addition to an asset-based fee; (3) The Morningstar Managed Portfolios Program, a proprietary program offered through Morningstar Investment Services, Inc., consisting of multiple investment strategies with multiple portfolios intended for a range of clients based on such factors as age, financial situation, time horizon, risk tolerance and any reasonable restrictions that the client may place on the portfolio selected for the account;  (4) The Investment Advisor Program, pursuant to which IARs provide advisory services with respect to variable annuity products, plans such as 401(k)s, 403(b)s, mutual funds, and retirement funds, as well as individually managed client accounts;  (5) financial planning, offered for a flat fee or an hourly rate; (6) discretionary management services for private funds;  (7) retirement solutions provided to plan providers, plan sponsors, and participants through various products, services and custodial platforms, including FOLIO Institutional;   (8) wrap programs, using a platform offered by Envestnet Asset Management, Inc., an SEC registered investment adviser and turnkey asset management platform provider; the Envestnet platform provides wealth management technology for registered investment advisers along with asset management programs; (9) a unified managed account program (a unified managed account refers to an account that combines investment vehicles and one or more independent money managers into a single or “unified” managed account) using Foliofn Investments, Inc; Foliofn is a custodian that offers a fractionalized share trading platform which enables investors to diversify investments across multiple securities; and (10) a program utilizing the FTJ FundChoice Program, in which NAM serves as the advisor for the client on a non-discretionary basis.

NAM operates its programs as directed brokerage subject to most favorable execution of client transactions.  NAM does not require a client to utilize any particular broker/custodian and currently has relationships with a number of brokers/custodians that provide brokerage, clearing and custody services to clients in the programs.  The choice of which broker/custodian to utilize is determined by the client in consultation with their IAR, and a client enters into a separate contractual relationship with the selected broker/custodian. Based on the client's selection, all transactions for their accounts are then placed through the selected broker-dealer. NAM clients may pay ticket charges for brokerage services according to the agreement between the client and the selected custodian.

Clients may elect to use NSC as their broker-dealer for certain programs.  NSC maintains a clearing arrangement with National Financial Services (“NFS”) to execute transactions at negotiated clearing rates.   NSC receives a portion of ticket charges paid by NAM clients for trades executed through NSC.   NAM does not receive any compensation for such brokerage services.

NAM may combine multiple orders for shares of the same securities purchased for advisory accounts.   NAM then allocates a portion of the shares to participating accounts in a fair and equitable manner.  NAM does this to obtain, to the extent possible, the optimal execution for clients.  The distribution of the shares purchased is typically pro rata based on size of the orders placed for each account.  It is not based on account performance or the amount or structure of management fees.   When NAM IARs combine orders, each participating account pays an average price per share for all transactions and pays a proportionate share of all transaction costs.   Accounts owned by associated IARs may participate in block trading with client accounts; however, they will receive an allocation only after all client orders are filled.

NAM is committed to obtaining “best execution” of client transactions. NAM evaluates the performance of NSC and other broker-dealers used by NAM clients in executing their transactions.”

Government Regulation and Supervision, page 8

2.

We note your reference to the exemption provided by paragraph (k)(2)(ii). Your disclosure appears to claim that you are exempt from the Uniform Capital provisions (Rule 15c3-1), as opposed to the customer protection provisions (Rule 15c3-3). Please explain.

RESPONSE: The Company’s broker-dealer subsidiaries are subject to Rule 15c3-1 but are exempt from the provisions of the Rule 15c3-3 because the broker-dealer subsidiaries are introducing broker-dealers that clear all transactions on a fully disclosed basis and promptly transmit all customer funds and securities to clearing brokers who carry all customer accounts on a fully-disclosed basis. In response to the Staff’s comment, the Form 10-K/A will provide the disclosure substantially as set forth below:

“~~Each of~~ National Securities and vFinance Investments ~~is~~ are subject to the provisions of Rule 15c3-1 which, among other things, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. During 2014, pursuant to a directive from ~~form~~ FINRA, National Securities changed from using the alternative method of computing net capital to the aggregate indebtedness method. At September 30, 2014, National Securities had net capital of $8,698,839, which was $6,682,242 in excess of its required net capital of $2,016,597. At September 30, 2014, vFinance Investments had net capital of $3,242,156, which was $2,242,156 in excess of its required net capital of $1,000,000. National Securities’ and vFinance Investments’ percentage of aggregate indebtedness to net capital was 347.7% and 73.2%, respectively. National Securities and vFinance Investments are exempt from the provisions of Rule 15c-3-3 since they are introducing broker-dealers that clear all transactions on a fully disclosed basis and promptly transmit all customer funds and securities to clearing brokers. ~~Each of National Securities and vFinance Investmentsis are subject c~~Calculations of net capital and claimed exemptions are reviewed by an independent audit firm on an annual basis.~~Each of National Securities and vFinance Investments claims exemption from the provisions of the Rule pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent brokers on a fully disclosed basis.~~”

Item 10. Directors and Executive Officers and Corporate Governance, page 33

3.	Please tell us why you have not disclosed FINRA’s August 2012 sanction against Alan Levin as required by Item 401(f)(8) of Regulation S-K.

RESPONSE: Regulation S-K, Item 401(f)(8) provides that a sanction or order of any self-regulatory organization, such as a FINRA disciplinary action, is only disclosable if “material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the registrant.” The United States Supreme Court cases TSC Industries, Inc., et al v. Northway, Inc. (1976) and Basic Inc., v. Levinson (1988) provide that a fact must be disclosed only where “… there is a substantial likelihood that a reasonable shareholder would consider it important … [and] that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder [and that there is] a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the total mix of information made available.”

The Company’s management had determined, at various times in consultation with its in-house and outside counsel, independent accounting firm and an independent consultant that there was no requirement to disclose Mr. Levin’s disciplinary action in any of its filings, (a) because there was not a substantial likelihood that a reasonable shareholder would consider it important; and (b) because the incident involved a failure to obtain required documentation under circumstances that did not reflect adversely on Alan Levin’s ability or integrity, as further discussed below.

This decision was carefully considered by the Company in light of the facts and circumstances of Mr. Levin’s disciplinary matter, the nature of the penalty imposed including both quantitative and qualitative considerations, and the corporate circumstances of the Company itself in making full-disclosure in all its SEC filings. The Company reached its conclusions regarding disclosure carefully, in good faith, with no intent to deceive and/or conceal, and in respectful consideration of applicable law and materiality factors it deemed necessary to its making full disclosure of all relevant facts.

BACKGROUND OF MR. LEVIN

Alan B. Levin is the Chief Financial Officer (“CFO”) of the Company, the parent company to National Securities Corporation, a member of FINRA/SIPC/NFA/SEC, (“NSC”), vFinance Investments, Inc., a member of FINRA/SIPC/NFA/SEC (“vFIN”), National Asset Management Corporation, a SEC registered investment advisor (“NAM”), and several other related entities. Through its subsidiaries the Company (1) offers full service retail brokerage to individual and institutional clients, (2) provides investment banking, merger, acquisition and advisory services to micro, small and mid-cap high growth companies, (3) engages in trading securities, including making markets in micro and small-cap, NASDAQ and other exchange listed stocks and (4) provides liquidity in the United States Treasury marketplace. Mr. Levin has been the CFO of the Company since July 1, 2008.

Mr. Levin has (1) a B.S in Economics (1986) with a concentration in Accounting, (2) over 15 years of experience in the brokerage industry as a Financial Operations Principal (“FINOP”) and (3) an aggregate of over 25 years of experience in accounting management roles in various industries. Mr. Levin has been FINOP of vFIN since June 2005 and has been FINOP of NSC since November 2011.

Mr. Levin has performed his duties and responsibilities as CFO of the Company and FINOP of NSC and vFIN without incident from July 1, 2008 through the date hereof other than with respect to the 2009/2010 incident that became the subject of a FINRA enforcement proceeding against vFIN and Equity Station, Inc., a subsidiary of the Company and now inactive company (“Equity Station”).

FINRA DISCIPLINARY PROCEEDING:

Between October 2009 and July 2010, vFIN and Equity Station recorded the forgiveness of inter-company receivables and payables between them without obtaining written board resolutions.  At the time, Mr. Levin was the FINOP of each entity and also the CFO of the Company. FINRA characterized the entries as “without economic substance”.

On August 10, 2012, Mr. Levin executed a Letter of Acceptance, Waiver and Consent (“AWC”) which was accepted by FINRA on August 22, 2012 in which he consented to a $10,000 fine and a suspension of ten (10) business days as a FINOP. The fine was paid on September 5, 2012 and the suspension was in effect from September 17, 2012 through September 28, 2012.

Mr. Levin was immediately reinstated by FINRA as FINOP for both vFIN and NSC following the completion of his ten (10) day suspension and the payment of his $10,000 fine.

The overview presented by FINRA stated that two firms, vFIN and Equity Station, for which Mr. Levin was FINOP “… conducted a securities brokerage business while net capital deficient, failed to file the required net capital and early warning notification, filed inaccurate Focus Reports, and maintained inaccurate books and records. vFinance, acting through Levin, also filed an inaccurate Annual Audit. As a result of the forgoing, Levin violated NASD Conduct Rule 3110(a) and FINRA Rule 2010.”

FINRA Rule 3110(a) (formerly NASD Conduct Rule 3110(a)) requires a FINRA firm to establish and maintain reasonable supervisory procedures and FINRA Rule 2010 relates to just and equitable principles of trade.

Information pertaining to Mr. Levin’s disciplinary action has been disclosed publicly and in various regulatory filings and formats, but historically has not been disclosed in the Company’s SEC filings. FINRA (1) reported  the AWC on FINRA’s website, where it is readily available to the public, and (2) reported the AWC in its October 2012 Report of Monthly Disciplinary Actions where it was readily available to the news media and financial reporting services. vFIN reported the AWC on Mr. Levin’s Form U-4 which provided disclosure on BrokerCheck; the broker-dealers made the necessary disclosures on the firms respective Form BDs, and NAM reported the AWC in its Form ADV filing.

RELEVANT LEGAL STANDARDS:

The United States Supreme Court noted in Basic that the Court in TSC Industries, intended “… not to set too low a standard of materiality ….” They did not want to encourage management “… simply to bury the shareholder in an avalanche of trivial information -- a result that is hardly conducive to information decision making.” As further articulated in TSC Industries determinations of materiality require “…delicate assessments of the inferences a ‘reasonable shareholder’ would draw from a given set of facts and the significance of this inferences to him.”

Staff Accounting Bulletin 99 contains statements that relate to what management might consider as a “relevant disclosure standard” when it states that both quantitative and qualitative analysis must be given: “The omission or misstatement of an item in a financial report is material if, in the light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion … of the item.”

DISCLOSURE CONSIDERATION & FACTORS:

Throughout the time that Mr. Levin has performed his duties and responsibilities as the CFO, his financial reporting has been subject to an annual audit by a PCAOB registered independent accounting firm qualified in SEC accounting. Mr. Levin’s reporting and the audits were guided and monitored by the Company’s Audit Committee. Successive audits by three different public accounting firms engaged by the Company since 2008 when Mr. Levin became CFO and since 2012 when Mr. Levin’s disciplinary action occurred, have attested to the accuracy and soundness of the Company’s financial reporting. At no time have the Company’s auditors failed to issue a “clean opinion” regarding the Company or regarding its financial statements, including the most recent audit for the fiscal year ended September 30, 2014, issued to the Board of Directors and Stockholders on December 29, 2014 and reported in the SEC Form 10-K filing:

“We have audited the accompanying consolidated statement of financial condition of National Holdings Corporation and subsidiaries (the ‘Company’) as of September 30, 2014 and the related consolidated statement of operations, changes in stockholders’ equity and cash flows for the year then ended .... In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Holdings Corporation and subsidiaries as of September 30, 2014, and the consolidated results of operation and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.” -- /s/EisnerAmper LLP

Principal Account Fees and Services, page 46

4.

We note that in your response you state that representatives of EisnerAmper LLP will not attend the 2015 Annual Meeting of Stockholders. However, your proposed revision indicates that representatives of EisnerAmper LLP will be invited to the 2015 Annual Meeting of Stockholders where stockholders will have the opportunity to pose questions. Please clarify.

RESPONSE: Representatives of EisnerAmper will be present at the 2015 Annual Meeting of Stockholders and stockholders will have any opportunity to ask representatives of EisnerAmper questions at such meeting. In response to the Staff’s comment, the Form 10-K/A will provide the disclosure substantially as set forth below:

“Pre-Approval Policies. Pursuant to the rules and regulations of the SEC, before the Company’s independent public accountant is engaged to render audit or non-audit services, the engagement must be approved by the Company’s audit committee or entered into pursuant to the committee’s pre-approval policies and procedures. The policy granting pre-approval to certain specific audit and audit-related services and specifying the procedures for pre-approving other services is set forth in the Amended and Restated Charter of the Audit Committee. On June 23, 2014, the Audit Committee, after a thorough and competitive process to review the appointment of the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2014, and in accordance with its charter, authorized management to engage EisnerAmper as the Company’s independent registered accounting firm for the year ending September 30, 2014, and management engaged EisnerAmper on such date. Representatives of EisnerAmper will be present ~~RBSM are expected to~~ at the ~~attend the~~ 2015 Annual Meeting of Stockholders ~~Annual Meeting, so~~ and stockholders will ~~not~~ have any opportunity to ask representatives of EisnerAmper ~~Sherb~~ questions at such meeting.”

* * * * *

In connection with the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please do not hesitate to contact the undersigned at (212) 417-8000, or our outside legal counsel, James Kaplan (212) 704-6044 if you have any questions or comments regarding the filing or this letter.

Very truly yours, /s/ Robert B. Fagenson Robert B. Fagenson

cc:	Will Dorton, United Stated Securities and Exchange Commission
Glenn C. Worman, National Holdings Corporation
James Kaplan, Esq., Troutman Sanders LLP
Joseph Walsh, Esq., Troutman Sanders LLP